Conquest Petroleum Incorporated
24900 Pitkin Road, Suite 308
Spring, Texas 77386

March 12, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: H. Roger Schwall, Assistant Director

Re:                             Conquest Petroleum Incorporated
Application for Withdrawal of Registration Statement on
Form S-1 (Registration No. 333-162422)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Conquest Petroleum Incorporated (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-162422), initially filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2009, and together with all amendments thereto (the “Registration Statement”).

The Commission has not declared the Registration Statement effective and the Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Sincerely,

Conquest Petroleum Incorporated

By:	/s/ Robert D. Johnson
Name:	Robert D. Johnson
Title:	Chairman of the Board, President and
Chief Executive Officer